UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25



                        Commission File Number 001-09819

                           NOTIFICATION OF LATE FILING

(Check one):
         [ X ] Form 10-K         [    ] Form 20-F        [    ] Form 11-K
         [   ] Form 10-Q         [    ] Form N-SAR       [    ] Form N-CSR

         For Period Ended: December 31, 2004

         [    ]   Transition Report on Form 10-K
         [    ]   Transition Report on Form 20-F
         [    ]   Transition Report on Form 11-K
         [    ]   Transition Report on Form 10-Q
         [    ]   Transition Report on Form N-SAR

         For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a
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                        PART I -- REGISTRANT INFORMATION


                               Dynex Capital, Inc.
                             Full Name of Registrant

                   -------------------------------------------
                            Former Name if Applicable

                            4551 Cox Road, Suite 300
            Address of Principal Executive Office (Street and Number)

                         Glen Allen, Virginia 23060-6740
                            City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b)  The subject annual report, semi-annual  report,  transition report on
           Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c)  The  accountant's  statement or other  exhibit required  by Rule 12b-
           25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

     The Company's financial reporting staff has experienced difficulty in finalizing disclosures required in order to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 by the prescribed due date. It is anticipated that such information will be produced and the Form 10-K will be filed as soon as possible (and no later than the 15th calendar day following the prescribed due date). The Company could not eliminate the foregoing difficulty without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.
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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Stephen J. Benedetti                  804                        217-5837
       (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ X ] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As we have previously disclosed in an earnings press release in a Current Report on Form 8-K dated March 18, 2005, our results of operations will reflect a decrease in our net loss from $21.1 million to $3.4 million for the years ended December 31, 2003 and 2004, respectively. The decrease in the Company's net loss primarily relates to an increase in gain on sale of investments of $12.9 million and an increase in net interest income after provision for loan losses of $2.9 million.

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                               Dynex Capital, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2005                        By:  /s/ Stephen J. Benedetti
                                                Stephen J. Benedetti
                                                Executive Vice President and
                                                Chief Financial Officer